ROCKY BRANDS, INC.
39 EAST CANAL STREET
NELSONVILLE, OHIO  45764
(740) 753-1951

May 5, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Ms. Susann Reilly

Re:	Rocky Brands, Inc.
Registration Statement on Form S-3
(Registration No. 333-165170)

Ladies and Gentlemen:

Rocky Brands, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it may become effective at 9:00 a.m. on Thursday, May 6, 2010, or as soon thereafter as possible.

In connection with this acceleration request of the effectiveness of the above-referenced Registration Statement, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Rocky Brands, Inc.

By:	/s/ James E. McDonald
James E. McDonald, Executive Vice
President and Chief Financial Officer